Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-180527

April 3, 2012

DELHAIZE GROUP SA/NV

Pricing Term Sheet

April 3, 2012

Issuer:	Delhaize Group SA/NV

Size:	$300,000,000

Maturity:	April 10, 2019

Coupon (Interest Rate):	4.125%

Benchmark Treasury:	1.500% due March 31, 2019

Spread to Benchmark Treasury:	+250 basis points

Benchmark Treasury Price and Yield:	98-31; 1.657%

Yield to Maturity:	4.157%

Price to Public:	99.807%

Interest Payment Dates:	Paid April 10 and October 10, commencing October 10, 2012

Redemption Provision:	Make-whole call at the Treasury Rate plus 40 basis points

Settlement Date:	April 10, 2012 (T+5)

Denominations:	$2,000 and any integral multiple of $1,000 in excess of $2,000

Ratings:	Baa3 by Moody’s Investor Service, Inc. and BBB- by Standard & Poor’s Ratings Services

CUSIP:	24668PAF4

ISIN:	US24668PAF45

Use of Proceeds:	We expect to use the net proceeds from this offering, in part, to fund our repurchase in a cash tender offer of approximately €191 million aggregate principal amount of our 5.625% Senior Notes due 2014, plus accrued and unpaid interest and premium amounts. The tender offer was commenced on March 22, 2012, expired on April 2, 2012 and is expected to settle on or about April 10, 2012. We intend to use the remaining net proceeds from this offering for general corporate purposes.

Active Bookrunners:	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                   Incorporated

Passive Bookrunners:	Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors on or about April 10, 2012 which will be the 5th business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com.